Exhibit 99.2

May 17, 2019	News Release 19-10

Pretivm Files Technical Report on the Brucejack Mine

Vancouver, British Columbia, May 17, 2019; Pretium Resources Inc. (TSX/NYSE:PVG) (“Pretivm” or the “Company”) announces that, further to its news release dated April 4, 2019, announcing an updated Mineral Reserve and Mineral Resource and Life of Mine Plan for the Brucejack Mine which highlight the continued robust economics of the low-cost, long-life operation, the Company filed a National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report entitled “Technical Report on the Brucejack Gold Mine, Northwest British Columbia”, with an effective date of April 4, 2019 (the “Technical Report”). The Technical Report is available under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on the Company’s website at www.pretivm.com.

The Technical Report was prepared by Ivor W.O. Jones, M.Sc., P.Geo., FAusIMM, CP(Geo) of Ivor Jones Pty Ltd., Mark Horan, P.Eng. of Tetra Tech Canada Inc. (“Tetra Tech”), Jianhui (John) Huang, Ph.D., P.Eng. of Tetra Tech, Hassan Ghaffari, P.Eng. of Tetra Tech, Maritz Rykaart, Ph.D., P.Eng. of SRK Consulting (Canada) Inc., Rolf Schmitt, M.Sc., P.Geo. of Environmental Resources Management, Alison Shaw, Ph.D., P.Geo. of Lorax Environmental Services Ltd., Hamish Weatherly, M.Sc., P.Geo. of BGC Engineering Inc. (“BGC”), Trevor Crozier, M.Eng., P.Eng. of BGC, Catherine Schmid, M.Sc., P.Eng. of BGC and Ed Carey, P.Eng. of BGC, each of whom is a “Qualified Person” as defined by NI 43-101 and independent of Pretivm.

There are no material differences in the Mineral Reserves, the Mineral Resources or the results of the preliminary economic assessment, as applicable, in the Technical Report and those contained in the April 4, 2019 news release.

About Pretivm

Pretivm is a low-cost intermediate gold producer with the high-grade gold underground Brucejack Mine in northern British Columbia.

For further information contact:

Joseph Ovsenek	Troy Shultz
President & CEO	Manager, Investor Relations &
Corporate Communications

Pretium Resources Inc.
Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street
PO Box 49334 Vancouver, BC V7X 1L4
(604) 558-1784
invest@pretivm.com
(SEDAR filings: Pretium Resources Inc.)

Forward-Looking Statements

This news release contains “forward-looking information”, “forward looking statements”, “future oriented financial information” and/or “financial outlooks” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements” or “forward-looking information”). The purpose of disclosing future oriented financial information and financial outlooks is to provide a general overview of management’s expectations regarding the anticipated results of operations and costs thereof and readers are cautioned that future oriented financial information and financial outlook may not be appropriate for other purposes. Wherever possible, words such as “plans”, “expects”, “guidance”, “projects”, “assumes”, “budget”, “strategy”, “scheduled”, “estimates”, “forecasts”, “anticipates”, “believes”, “intends”, “modeled’, “targets” and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking statements. Forward-looking information may include, but is not limited to, information with respect to: the estimation of Mineral Reserves and Resources, including the updates thereto; realization of Mineral Reserve and Resource estimates; our estimated life of mine and life of mine plan for the Brucejack Mine; production and processing estimates; capital, sustaining and operating cost estimates and timing thereof; estimated economic results of the Brucejack Mine, including net cash flow and net present value; the expected grade of gold and silver production; predicted metallurgical recoveries for gold and silver; geological and mineralization interpretations; production and processing estimates; development of the Brucejack Mine; the Brucejack Mine production rate and the ramp-up to 3,800 tonnes per day production rate; capital modifications and upgrades, underground development, and estimated expenditures and timelines in connection therewith, including with respect to the ramp-up to 3,800 tonnes per day production rate; our planned mining (including mining methods), expansion, exploration and development activities, including our infill and expansion drill programs, and the results, costs and timing thereof; timelines and similar statements relating to the economic viability of the Brucejack Mine, including mine life, total tonnes mined and processed and mining operations; production and cost guidance; our operational grade control program, including plans with respect to our infill drill program and our local grade control model; grade reconciliation, updated geological interpretation and mining initiatives with respect to the Brucejack Mine; our operational strategy; our future operational and financial results, including estimated cash flows, and the timing thereof; payment of our debt and other obligations, including the source of funds and timing thereof; the future price of gold and silver; our liquidity and the adequacy of our financial resources; our intentions with respect to our capital resources; results of future exploration and drilling; timing, receipt, and anticipated effects of, and anticipated capital costs in connection with approvals, consents and permits under applicable legislation; litigation matters; environmental matters; our effective tax rate and the recognition of our previously unrecognized income tax attributes; and statements regarding USD cash flows, currency fluctuations and the recurrence of foreign currency translation adjustments. Statements concerning Mineral Resource estimates may also be deemed to constitute forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those expressed or implied by the forward-looking statements, including, without limitation, those related to: the accuracy of our Mineral Resource and Reserve estimates (including with respect to size, grade and recoverability) and the geological, operational and price assumptions on which they are based; uncertainties relating to inferred Mineral Resources being converted into Measured or Indicated Mineral Resources; commodity price fluctuations, including gold price volatility; general economic conditions; the inherent risk in the mining industry; significant governmental regulations; currency fluctuations, and such other risks as are identified in Pretivm’s Annual Information Form dated March 28, 2019, Form 40-F dated March 28, 2019, Management’s Discussion and Analysis for the years ended December 31, 2018 and 2017 (“MD&A”) and other applicable disclosure documents as filed in Canada on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov (collectively, the “Pretivm Disclosure Documents”). Our forward-looking statements are based on the assumptions, beliefs, expectations and opinions of management on the date the statements are made, many of which may be difficult to predict and beyond our control. In connection with the forward-looking statements contained in this news release, we have made certain assumptions about our business, including about our exploration, development and production activities, and the results, costs and timing thereof; timing and receipt of approvals, consents and permits under applicable legislation; the geopolitical, economic, permitting and legal climate that we operate in; the price of gold and other commodities; exchange rates; market competition; the adequacy of our financial resources, and such other material assumptions as are identified in the other Pretivm Disclosure Documents. We have also assumed that no significant events will occur outside of our normal course of business. Although we believe that the assumptions inherent in the forward-looking statements are reasonable as of the date of this news release, forward-looking statements are not guarantees of future performance and, accordingly, undue reliance should not be put on such statements due to the inherent uncertainty therein. We do not assume any obligation to update forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking statements. Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

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